UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 31, 2020

Camber Energy, Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-32508	20-2660243
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1415 Louisiana, Suite 3500, Houston, Texas 77002

(Address of principal executive offices)

(210) 998-4035

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value Per Share	CEI	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On February 15, 2020, the Company entered into a letter agreement with Sylva International LLC d/b/a SylvaCap Media (“SylvaCap”), pursuant to which SylvaCap agreed to act as the Company’s non-exclusive digital marketing service provider in consideration for an aggregate of 100,000 shares of restricted common stock, which are fully-earned upon their issuance, and $50,000 per month during the term of the agreement, which was to end on June 15, 2020. On May 19, 2020, the Company entered into a first amendment to the SylvaCap agreement. Pursuant to the amendment, the Company and SylvaCap extended the term of the letter agreement to October 19, 2020. The 100,000 shares were issued on May 15, 2020. On August 31, 2020, the parties entered into a second amendment to the agreement. Pursuant to the amendment, the parties agreed to amend the engagement agreement to increase the stock fee payable thereunder to 175,000 shares of common stock of the Company and to provide for the agreement to remain in place until the earlier of (a) October 19, 2020; and (b) the closing of the Company’s currently contemplated merger with Viking Energy Group, Inc. SylvaCap also made representations regarding its financial condition and investing knowledge pursuant to the amendment in order for the Company to confirm that an exemption from registration exists for the issuance of the shares.

As previously disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 5, 2020, on February 3, 2020, the Company entered into an Agreement and Plan of Merger (“Original Merger Agreement”) with Viking Energy Group, Inc. (“Viking”). The agreement provides that, upon the terms and subject to the conditions set forth therein, a newly-formed wholly-owned subsidiary of the Company (“Merger Sub”) will merge with and into Viking (the “Merger”), with Viking surviving the Merger as a wholly-owned subsidiary of the Company.

Subsequently, the Company and Viking agreed to amend the Original Merger Agreement on May 27, 2020, June 15, 2020 and June 25, 2020 (collectively, the “Merger Amendments”).

On August 31, 2020, the Company and Viking entered into an Amended and Restated Merger Agreement (the “A&R Merger Agreement”) to amend and restate the Original Agreement. In addition to restating the Merger Amendments, the A&R Merger Agreement amended the agreement to: (a) provide for Viking to continue to have 28,092 shares of its Series C Preferred Stock issued and outstanding as of the closing of the Merger; (b) provide for such Series C Preferred Stock of Viking to be exchanged, on a one-for-one basis for a series of Series A Convertible Preferred Stock of the Company (discussed below under Item 5.03), which have substantially similar terms as the Viking Series C Preferred Stock (as recently amended), but with the holder thereof having the right to convert such Series A Convertible Preferred Stock into, and the right to vote a number of voting shares equal to, the number of shares of common stock of Camber which would have been issuable to the holder of such Series C Preferred Stock of Viking upon the closing of the Merger, had such preferred stock been fully converted prior to closing; (c) make other amendments throughout the Original Merger Agreement to provide for the concept of the exchange of Viking preferred stock for Company preferred stock; (d) remove the closing conditions related to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which the parties have determined will not apply to the Merger; (e) provide for Viking’s consent to the Company’s payment of the consideration to each non-executive member of the Board of Directors and each executive officer of the Company, as described below in connection with the Merger Compensation Agreements (which had previously been approved in concept by Viking pursuant to the Merger Amendments); (f) provide for the Company’s consent to an amendment to the designation of the terms of Viking’s Series C Preferred Stock, subject to applicable law and the approval of the holder thereof; (g) remove certain closing conditions to the Merger which have already occurred to date; (h) include as a closing condition that Viking must receive an opinion, from legal counsel or an independent public or certified accountant, in form and substance reasonably satisfactory to Viking, dated as of the closing date of the Merger, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; (i) provide that Viking shall not have more than 28,092 shares of Series C Preferred Stock issued and outstanding at the time the Merger closes; (j) confirm that if the merger is not completed because Camber’s shareholders do not approve the merger, that Camber would retain 15% of Elysium; and (k) make certain other clarifying changes and updates to the Original Merger Agreement.

In connection with the entry into the A&R Merger Agreement, on August 31, 2020, the Company’s Board of Directors entered into Past Service Payment and Success Bonus Agreements with each non-executive member of the Board of Directors, and each of Louis G. Schott, our Interim Chief Executive Officer and Robert Schleizer, our Chief Financial Officer (collectively, the “Merger Compensation Agreements”). Pursuant to such agreements: each non-executive director, and each officer, of the Company, is to receive, contingent upon closing the Merger, a payment of $100,000 in consideration for past services provided to the Company through the date of the Merger as a member of the Board of Directors/officer, and $50,000 as a success bonus for the Company’s successful completion of the Merger, contingent on such non-executive director/officer’s, continued service to the Company at the same level of service he is currently performing, through the effective date of the Merger.

Additionally on August 31, 2020, the Company entered into first amendments to the letter agreements the Company had previously entered into with Fides Energy LLC, an entity owned and controlled by Mr. Schott (“Fides”) and BlackBriar Advisors LLC, an entity owned and controlled by Mr. Schleizer (“BlackBriar”), to provide that (a) Mr. Schott, through Fides, will continue to provide services to the Company for a period of six months following the closing of the Merger, on similar terms as set forth in such original letter agreement, except in a non-executive capacity and that the Company will reimburse Mr. Schott for the costs of his and his family’s health insurance through such six month term; and (b) Mr. Schleizer, through BlackBriar, will continue to provide services to the Company for a period of three months following the closing of the Merger, on similar terms as set forth in such original letter agreement, except in a non-executive capacity and for total consideration of $30,000 per month (compared to $40,000 per month currently).

The foregoing description of the A&R Merger Agreement, the Merger Compensation Agreements, the 1st amendment to the Fides letter agreement and 1st amendment to the BlackBriar letter agreement above, is subject to, and qualified in its entirety by, the A&R Merger Agreement, the Merger Compensation Agreements, the 1st amendment to the Fides letter agreement and 1st amendment to the BlackBriar letter agreement, attached as Exhibits 2.1, 10.4 through 10.7, 10.9 and 10.11, respectively, which are incorporated in this Item 1.01 by reference in their entirety.

Item 3.02.	Unregistered Sales of Equity Securities.

The information disclosed in Item 1.01 of this Current Report on Form 8-K relating to the shares issuable to SylvaCap is incorporated by reference into this Item 3.02. We plan to claim an exemption from registration pursuant to Section 4(a)(2) and/or Rule 506 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), since the foregoing issuance of 75,000 shares to SylvaCap will not involve a public offering, the recipient is (a) an “accredited investor”; and/or (b) had access to similar documentation and information as would be required in a Registration Statement under the Securities Act, and the recipient will acquire the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The securities will be subject to transfer restrictions, and the certificates evidencing the securities will contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

Item 3.03.	Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On August 31, 2020, the Board of Directors approved the designation of 28,092 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), which were designated with the Secretary of State of Nevada on August 31, 2020 (the “Series A Designation”).

The Series A Preferred Stock has substantially similar rights as the Series C Preferred Stock of Viking (as amended), as adjusted for the exchange ratio of the Merger. Specifically, each outstanding share of Series A Preferred Stock will vote an aggregate of (a) 4,900 voting shares, multiplied by (b) the exchange ratio of the Merger, on all stockholder matters, voting together with the Company’s common stock as a single class (which voting rights will equal the same voting rights that would have applied had the Series C Preferred Stock of Viking been fully converted into Viking common stock immediately prior to the effective time of the Merger)(described herein as the “voting shares”); will receive, upon the occurrence of a liquidation of the Company, the same amount of consideration that would have been due if such shares of Series A Preferred Stock had been converted into common stock of the Company immediately prior to such liquidation; and provide rights for such shares of Series A Preferred Stock to convert, at the option of the holder thereof, into a number of shares of Company common stock equal to (a) 4,900 shares, multiplied by (b) the exchange ratio of the Merger (which will equal the number of shares of Company common stock which would have been issuable to the holders of the Series C Preferred Stock of Viking in the Merger, had such Series C Preferred Stock been converted into common stock of Viking immediately prior to the effective time of the Merger)(described herein as the “conversion shares”).

Such Series A Preferred Stock does not have any redemption rights and shares equally in any dividends authorized by the Board of Directors for distribution to common stock holders, on an as-converted basis.

The Series A Designation also provides that such number of voting shares and conversion shares as calculated as discussed above, shall be updated by the Company following the Merger, without any required approval of the holders of such Series A Preferred Stock, to include the actual numerical value of such voting shares and conversion shares, upon closing of the Merger.

No shares of Series A Preferred Stock will be issued by the Company until or unless the Merger closes, at which time it is contemplated that all 28,092 designated shares of Series A Preferred Stock of the Company will be issued to the holders of Viking’s 28,092 shares of Series C Preferred Stock, which shares are currently solely held by James A. Doris, the Chief Executive Officer and director of Viking.

The foregoing description of the Series A Designation is subject to, and qualified in its entirety by, the full text of the Series A Designation, attached as Exhibit 3.1, which is incorporated in this Item 5.03 by reference in its entirety.

Item 8.01.	Other Events.

As of September 3, 2020, the Company had 22,872,484 shares of common stock issued and outstanding. The increase in our outstanding shares of common stock from the date of the Company’s April 16, 2020 increase in authorized shares of common stock (from 5 million shares, to 25 million shares, pursuant to the approval of the stockholders of the Company at the annual meeting of stockholders held on the same day), is almost solely entirely due to conversions of shares of Series C Preferred Stock of the Company into common stock, and conversion premiums due thereon, which are payable in shares of common stock, pursuant to the designation of such Series C Preferred Stock. The conversions are in the sole discretion of the Series C Preferred Stockholder. The number of shares of common stock due to the Series C Preferred Stockholder are subject to increase and adjustment as the price of the Company’s common stock declines in value.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit
2.1*#	Amended and Restated Agreement and Plan of Merger, dated as of August 31, 2020, by and between Viking Energy Group, Inc. and Camber Energy, Inc.
3.1*	Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Camber Energy, Inc., filed with the Secretary of State of Nevada on August 31, 2020
10.1	February 15, 2020 Letter Agreement with Sylva International LLC dba SylvaCap Media (Filed as Exhibit 10.1 to the Company’s Report on Form 8-K, filed with the Commission on May 13, 2020 and incorporated herein by reference) (File No. 001-32508)
10.2*	May 19, 2020, First Amendment to Letter Agreement with Sylva International LLC dba SylvaCap Media
10.3*	August 30, 2020, Second Amendment to Letter Agreement with Sylva International LLC dba SylvaCap Media
10.4*	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with Louis G. Schott
10.5*	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with Robert Schleizer
10.6*	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with Fred Zeidman
10.7*	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with James G. Miller
10.8	Engagement Letter with Fides Energy LLC/Louis G. Schott dated May 25, 2018 (Filed as Exhibit 10.3 to the Company’s Report on Form 8-K, filed with the Commission on May 25, 2018 and incorporated herein by reference) (File No. 001-32508)
10.9*	First Amendment to May 25, 2018 Engagement Letter with Fides Energy LLC/Louis G. Schott dated August 31, 2020
10.10	December 1, 2017 Letter Agreement between Camber Energy, Inc. and BlackBriar Advisors LLC (Filed as Exhibit 10.41 to the Company’s Annual Report on Form 10-K, filed with the Commission on July 1, 2019, and incorporated herein by reference)(File No. 001-32508)
10.11*	First Amendment to December 1, 2017 Letter Agreement between Camber Energy, Inc. and BlackBriar Advisors LLC dated August 31, 2020

*	Filed herewith.
#	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or Exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Camber Energy, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or Exhibit so furnished.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “would,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the parties failing to complete the merger on the terms disclosed, if at all, the right of one or both of Viking or Camber to terminate the merger agreement and the result of such termination; the outcome of any legal proceedings that may be instituted against Viking, Camber or their respective directors; the ability to obtain regulatory approvals and other consents, and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals or other consents required for the merger are not obtained on a timely basis or at all, or which are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Viking stockholders and Camber stockholders on the expected schedule; required closing conditions which may not be able to be met and/or consents which may not be able to be obtained; difficulties and delays in integrating Viking’s and Camber’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties, including, but not limited to, as a result of the recent volatility in oil and gas prices and the status of the economy (both US and global) due to the Covid-19 pandemic and actions taken to slow the spread of Covid-19; risks that the transaction disrupts Viking’s or Camber’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Camber to obtain the approval of its Series C Preferred Stock holder to close the merger (to the extent required); the ability of Viking or Camber to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing, prior to, and following, the merger; the business, economic and political conditions in the markets in which Viking and Camber operate; and the fact that Viking’s and Camber’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in the Form S-4 (defined below), and Viking’s and Camber’s publicly filed reports, including Viking’s Annual Report on Form 10-K for the year ended December 31, 2019 and subsequently filed Quarterly Reports on Form 10-Q and Camber’s Annual Report on Form 10-K for the year ended March 31, 2020.

Viking and Camber caution that the foregoing list of important factors is not complete, and they do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Viking, Camber or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the planned merger, on June 4, 2020, Camber filed with the Securities and Exchange Commission (SEC), a preliminary draft of a registration statement on Form S-4 to register the shares of Camber’s common stock to be issued in connection with the merger (the “Form S-4”). The registration statement includes a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Viking and Camber seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE FINAL REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PLANNED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIKING, CAMBER AND THE PLANNED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Viking at its website, www.vikingenergygroup.com, or from Camber at its website, www.camber.energy. Documents filed with the SEC by Viking will be available free of charge by accessing Viking’s website at www.vikingenergygroup.com under the heading “Investors” – “SEC Filings”, or, alternatively, by directing a request by telephone or mail to Viking Energy Group, Inc. at 15915 Katy Freeway, Suite 450, Houston, Texas, 77094, (281) 404-4387, and documents filed with the SEC by Camber will be available free of charge by accessing Camber’s website at www.camber.energy under the heading “Investors” – “SEC Filings” or, alternatively, by directing a request by telephone or mail to Camber Energy, Inc. at 1415 Louisiana, Suite 3500, Houston, Texas, 77002, (210) 998-4035.

Participants in the Solicitation

Viking, Camber and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Viking and Camber in respect of the planned merger under the rules of the SEC. Information about Viking’s directors and executive officers is available in Viking’s Annual Report on Form 10-K for the year ended December 31, 2019. Information about Camber’s directors and executive officers is available in Camber’s Annual Report on Form 10-K for the year ended March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the final joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the final joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Viking or Camber using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMBER ENERGY, INC.

By:	/s/ Robert Schleizer
Name:	Robert Schleizer
Title:	Chief Financial Officer

Date: September 3, 2020

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1*#	Amended and Restated Agreement and Plan of Merger, dated as of August 31, 2020, by and between Viking Energy Group, Inc. and Camber Energy, Inc.
3.1*	Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Camber Energy, Inc., filed with the Secretary of State of Nevada on August 31, 2020
10.1	February 15, 2020 Letter Agreement with Sylva International LLC dba SylvaCap Media (Filed as Exhibit 10.1 to the Company’s Report on Form 8-K, filed with the Commission on May 13, 2020 and incorporated herein by reference) (File No. 001-32508)
10.2*	May 19, 2020, First Amendment to Letter Agreement with Sylva International LLC dba SylvaCap Media
10.3*	August 30, 2020, Second Amendment to Letter Agreement with Sylva International LLC dba SylvaCap Media
10.4*	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with Louis G. Schott
10.5*	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with Robert Schleizer
10.6*	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with Fred Zeidman
10.7*	Past Service Payment and Success Bonus Agreement dated August 31, 2020, with James G. Miller
10.8	Engagement Letter with Fides Energy LLC/Louis G. Schott dated May 25, 2018 (Filed as Exhibit 10.3 to the Company’s Report on Form 8-K, filed with the Commission on May 25, 2018 and incorporated herein by reference) (File No. 001-32508)
10.9*	First Amendment to May 25, 2018 Engagement Letter with Fides Energy LLC/Louis G. Schott dated August 31, 2020
10.10	December 1, 2017 Letter Agreement between Camber Energy, Inc. and BlackBriar Advisors LLC (Filed as Exhibit 10.41 to the Company’s Annual Report on Form 10-K, filed with the Commission on July 1, 2019, and incorporated herein by reference)(File No. 001-32508)
10.11*	First Amendment to December 1, 2017 Letter Agreement between Camber Energy, Inc. and BlackBriar Advisors LLC dated August 31, 2020

*	Filed herewith.
#	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or Exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Camber Energy, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or Exhibit so furnished.